UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For: 2003 First Quarter Report for the three months ended March 31, 2003 and News Releases for the period of March 4th, 2003 to April 30th, 2003

TRIANT TECHNOLOGIES INC.

 (Exact name of Registrant as specified in it’s charter)

20 TOWNSITE ROAD, 2ND FLOOR

NANAIMO, BRITISH COLUMBIA

CANADA V9S 5T7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F

[ X ]

Form 40-F

[     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes

[     ]

No

[ X ]

If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TRIANT TECHNOLOGIES INC.

2003 FIRST QUARTER REPORT

Three Months ended March 31, 2003

TRIANT TECHNOLOGIES INC.

2003 FIRST QUARTER REPORT

Three Months ended March 31, 2003

CORPORATE PROFILE

Triant Technologies Inc. is a leader in equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Our initial industry focus is the semiconductor industry where we provide innovative APC (Advanced Process Control) software solutions that enable our customers to improve their productivity and lower their manufacturing costs. In addition to our work in the semiconductor industry, we are pursuing significant opportunities for our technology in other industries and vertical markets.

To address the large market opportunity in the semiconductor industry, we have developed ModelWare®, a complete equipment health monitoring and advanced fault detection software solution. Leading semiconductor companies are using ModelWare to improve their competitive advantage in manufacturing silicon chips.

Our core technology is UPMTM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process turning raw data into useful information. UPM, the heart of ModelWare, is key to our strategy of developing new products and services around our core technology for the semiconductor market, as well as other vertical markets.

CONTENTS

Corporate Profile

Letter to Shareholders

Management’s Discussion and Analysis

Consolidated Financial Statements

Corporate Directory and Other Information

TRIANT TECHNOLOGIES INC.

2003 First Quarter Report

Three months ended March 31, 2003

LETTER TO SHAREHOLDERS

First Quarter 2003 Operational Results

Triant’s revenue for the first quarter of 2003 was $1.1 million compared to $1.4 million for the first quarter of 2002, while operating losses were $1.1 million compared to $1.3 million. Research and development expenses were lowered to just under $1.0 million from $1.6 million, reflecting the Company’s transition during 2002 away from using outsourced software development services to building an in-house, world-class research and development team. The net loss increased to $1.7 million from $1.1 million due to foreign exchange losses on U.S. dollar denominated cash, cash equivalents and short-term investments as a result of the significant appreciation of the Canadian dollar during the first quarter of 2003. We remained financially strong with cash resources of $10.1 million at quarter-end.

We estimate our break-even revenue point for 2003 at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all our sales are conducted in U.S. dollars and our expenses are primarily in Canadian dollars, it should be noted that a strengthening Canadian dollar has the effect of making it more challenging to reach this break-even point.

Despite the continuing challenges of the semiconductor markets for most suppliers, we are making progress in our market development activities to open new accounts and further strengthen our relationships with key existing accounts. We intend to maintain our market leadership in providing equipment health monitoring and advanced fault detection solutions to the semiconductor industry.

Key Fiscal 2003 Operational Objectives

Triant is well positioned for continued growth in 2003. Although the first fiscal quarter in 2003 represented a lower revenue performance than the first quarter of 2002, the Company believes it can increase revenue in 2003 by meeting the following objectives:

•

Increasing revenue through expanded deployments of ModelWare in existing accounts and opening up new accounts in Asia, USA and Europe where evaluations are underway

•

Broadening our market potential by selling directly to OEMs (Original Equipment Manufacturers) on a non-exclusive basis

•

Aggressively pricing ModelWare for fab-wide deployment in certain geographic regions

•

Continuing to build an excellent global support and service organization

•

Focusing our Applications Engineering group on solving our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of ModelWare

•

Continued enhancements to ModelWare and the development of new and complementary products aimed at the semiconductor industry

•

Improving our processes and efficiency in sales management and product management by adopting two industry-standard methodologies

Outlook

We continue to work diligently to provide our global customers with fab-wide solutions to improve the effectiveness of their wafer processing equipment.

We have increased our total deployment of ModelWare licenses during 2002 by more than 2,000, indicating that there is a growing demand for this technology from the leading semiconductor manufacturers.

Although the timing of the semiconductor market recovery remains uncertain, we believe that the unfolding migration to 300mm fabrication plants will be a key catalyst for APC (Advanced Process Control) adoption.

There is increasing interest by semiconductor manufacturers to implement fab-wide APC solutions; this is a relatively recent phenomenon. Prior to 2002, most installations were for smaller quantities of licenses, installed on a limited number of types of tool. The market is now maturing, and our customers want to buy a standard product and have it implemented quickly and effectively, so that they can enjoy the benefits of APC. There are positive signs that APC will become a manufacturing standard in the semiconductor industry.

We believe Triant is the industry leader in terms of the number of fault detection licenses implemented.

Our outlook for the remainder of 2003 continues to be positive.

(Signed) Robert Heath

Robert Heath

Chairman and Chief Executive Officer

TRIANT TECHNOLOGIES INC.

2003 FIRST QUARTER REPORT

Three months ended March 31, 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2002 and the unaudited interim consolidated financial statements and notes thereto for the three months ended March 31, 2003. Those interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements as disclosed in Note 1 to those interim financial statements, which in the case of those interim financial statements, conform in all material respects with those in the United States (U.S. GAAP), except as disclosed in Note 7 to those interim financial statements and discussed herein. All figures herein are expressed in Canadian dollars unless otherwise noted.

General

The nature of operations is outlined within Note 1 to the annual audited consolidated financial statements of the Company. The Company develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. The revenue of the Company is derived principally from the sale of software licenses, products and services, including software updates and maintenance services provided pursuant to annual service agreements. The Company currently derives revenue primarily from a limited number of customers in the semiconductor industry. As these customers are geographically dispersed and the Company closely monitors credit granted to each customer, credit risks are considered to be minimal. The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency. A substantial amount of the revenue of the Company and receivables are denominated in U.S. dollars. The Company translates revenue and the related receivable at the prevailing exchange rate at the time of the sale. Funds denominated in U.S. dollars are translated into Canadian dollars at the rate in effect on the balance sheet date. Translation gains and losses resulting from variations in exchange rates, upon translation into Canadian dollars, are included in results of operations.

The principal product of the Company, ModelWare, is priced and sold only in U.S. dollars due to the adoption of a common software industry practice of billing worldwide customers in U.S. dollars. This policy of invoicing in U.S. dollars introduces a price risk from exposure to fluctuations in foreign exchange rates. Any increase in the relative value of the U.S. dollar to the Canadian dollar results in increased revenue and net earnings to the Company as the majority of the expenses of the Company are denominated in Canadian dollars. A decrease in the relative value of the U.S. dollar to the Canadian dollar would decrease sales revenue and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the three months ended March 31, 2003, then revenue would have increased (decreased) by approximately 1.0% or $10,700, costs and expenses would have increased (decreased) by approximately 0.2% or $3,300 and loss from operations and net loss would have decreased (increased) by $7,400. The Company does not hedge foreign currency transactions nor funds denominated in U.S. dollars.

The operations of the Company are sensitive to fluctuations in revenue as the base of expenses is relatively fixed over the short-term. The Company has developed and continually seeks to refine its management practices to allow initiation of timely corrective actions if operating results fail to reach pre-determined objectives.

Critical Accounting Policies and Significant Estimates

The significant accounting policies are outlined within Note 2 to the annual audited consolidated financial statements of the Company.  Some of those accounting policies require the Company to make estimates and assumptions that affect the amounts reported by the Company.  The following items require the most significant judgment and may involve complex estimation:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements and for the periods presented.  Estimates are used for, but not limited to, accounting for doubtful accounts, determination of the net recoverable value of assets, amortization, income taxes, and contingencies.  Actual results may differ from those estimates.

Research and development costs

Research costs are expensed when incurred.  Under Canadian GAAP, development costs are capitalized to the extent that recovery of these costs is assured, and are amortized over the life of the related product. No development costs have been capitalized as at March 31, 2003 and December 31, 2002. The assessment of the extent to which development costs should be expensed or capitalized may have a material effect on the financial condition and results of operations of the Company.

Revenue recognition

Revenues from software license agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable, and vendor-specific objective evidence exists to allocate the total fee to elements of the arrangement.  Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction.  Elements included in multiple element arrangements could consist of software products, upgrades, enhancements, or customer support services. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period.  The Company’s agreements with its customers and resellers do not contain product return rights.

Service revenues are primarily related to training performed on a time-and-materials basis under separate service arrangements related to the use of the Company’s software products.  Revenues from services are recognized as services are performed.

Certain consulting contracts (product revenue) include the delivery and integration of third party hardware.  For these contracts, revenue is recognized on a percentage of completion basis, representing costs and effort incurred relative to total estimated cost and effort.  The provision for estimated losses on contracts is recorded when identifiable.

If a transaction includes both license and service elements, license fee revenues are recognized on shipment of the software, provided services do not include significant customization or modification of the base product, and the payment terms for licenses are not subject to acceptance criteria.  In cases where license fee payments are contingent on acceptance of services, the Company defers recognition of revenues from both the license and the service elements until the acceptance criteria are met. Deferred revenue on sales to distributors is recorded net of direct commissions paid.

Revenue related to maintenance agreements for supporting and maintaining the Company’s products is recognized rateably over the term of the agreement, generally one year. Where the Company enters into arrangements for the sale of software licenses and maintenance, the Company accounts for such transactions as multiple element arrangements and allocates the consideration received to each element, based on vendor specific objective evidence of the price charged for elements separately. As a result, revenues recognized from maintenance and license agreements may vary depending on the allocation determined by the Company.

The revenue recognition policies and related estimates, such as the determination of the percentage stage of completion and percentage imputed for the initial maintenance period, may have a material effect on the financial condition and results of operations of the Company.

Warranty

A provision for potential warranty claims is provided for at the time that the sale is recognized, based on warranty terms, and prior experience. While these estimates are determined based on product history, actual claims may have a material adverse effect on the financial condition and results of operations of the Company.

Stock-based compensation

The Company adopted the recommendations of the CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002.  This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based awards made in exchange for goods and services. The Company has adopted the disclosure only approach for stock-based awards to employees and directors rather than the fair value method. As a result, there is no compensatory charge for these items, which would otherwise adversely affect the financial condition and results of operations of the Company.

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.

Operating Results

Revenue for the three months ended March 31, 2003 was $1,069,368 compared to $1,370,189 for the first quarter of 2002. The weak world economy and semiconductor industry for the past two years have negatively impacted capital spending and has lengthened our sales cycle in some cases. Despite the constraints of its customers and the uncertain timing of a market recovery, the Company continued to focus on sales, service and support activities to further strengthen its relationships with key existing accounts and to open up new accounts in Asia, Europe and the United States over the course of 2003 and beyond. The Company believes the demand for APC (Advanced Process Control) products and services will continue to increase on a year-over-year basis. During the first quarter of 2003, the Company continued to pursue licensing, service and maintenance opportunities for Modelware and related products, through its distribution channels in Asia and directly in Europe and the United States, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. The Company received $0.4 million in new orders during the first quarter of 2003 compared to $0.9 million for the first quarter of 2002. The Company ended the first quarter of 2003 with deferred revenue and backlog totalling $0.4 million compared to $1.0 million at the end of the first quarter of 2002.

Cost of revenue for the three months ended March 31, 2003 was $298,478 compared to $291,068 for the first quarter of 2002. Gross margin and gross margin percentage for the first quarter of 2003 were $770,890 and 72%, respectively, compared to $1,079,121 and 79%, respectively, compared to the first quarter of 2002. The decrease in gross margin percentage for the first quarter of 2003 compared to the first quarter of 2002 was attributable to the combined effect of changes in the distribution channel mix and the product mix.

Operating expenses for the three months ended March 31, 2003 were $1,870,903 compared to $2,335,409 for the first quarter of 2002. The 20% decrease in operating expenses for the first quarter of 2003 compared to the first quarter of 2002 was attributable to significantly lower research and development expenses, partially offset by higher selling, general and administrative expenses to support current and anticipated growth in business opportunities in the semiconductor and other industries.

Research and development expenses for the three months ended March 31, 2003 were $996,156 compared to $1,563,355 for the first quarter of 2002. The 36% decrease in research and development expenses reflected the Company’s decision during 2002 to transition away from using outsourced software development to building an in-house, world-class research and development team. Development work in the first quarter of 2003 focused primarily on increasing the ease-of-use and maintainability of ModelWare and related products for deployment in a fab-wide environment. This included enhanced data import; increased performance of real-time applications; and enhanced multivariate modeling. Research and development expenses represented the largest expense category for the Company for the first quarters of 2003 and 2002 as the Company continued to invest in core product development activities necessary for developing, enhancing, maintaining, and supporting the capabilities of its products and technical operations.  With continuing technological change and competitive pressures characterizing the markets for the Company’s products and services, the Company expensed costs relating to research and development, as recovery of such costs from future revenue was not assured.

Selling, general and administrative expenses for the three months ended March 31, 2003 were $874,747 compared to $772,054 for the first quarter of 2002. The 13% increase in selling, general and administrative expenses for the first quarter of 2003 compared to the first quarter of 2002 included the impact of increasing sales and customer support staff, costs associated with the office opened during 2002 in Vancouver, Canada as a base for its marketing, sales and customer support activities and placing channel management and customer support staff on-site in Ireland, Japan and Korea. This increased global presence in these key markets is serving as a base for developing the significant opportunities for production-critical, fab-wide solutions for leading semiconductor manufacturers in Asia, Europe and the United States. Selling, general and administrative expenses represented the second largest expense category for the first quarters of 2003 and 2002 as the Company continued to invest in core sales and market development activities necessary to further strengthen key account relationships and to achieve its goal of providing customers with “best-of-breed” solutions for equipment health monitoring, advanced fault detection and sophisticated data analysis technology.

Loss from operations for the three months ended March 31, 2003 was $1,100,013 compared to $1,256,288 for the first quarter of 2002. The reduced loss from operations for the first quarter of 2003 compared to the first quarter of 2002 was due to the significantly lower research and development expenses due to the change in strategy during 2002 away from outsourcing a significant portion of development activities.

Net loss for the three months ended March 31, 2003 increased to  $1,657,883 compared to $1,146,559 for the first quarter of 2002 due to foreign exchange losses of $593,086 on U.S. dollar denominated cash, cash equivalents and short-term investments as a result of the significant appreciation of the Canadian dollar during the first quarter of 2003 compared to foreign exchange losses of $2,770 during the first quarter of 2002.

Loss per share for the three months ended March 31, 2003 was $0.04 compared to $0.03 for the first quarter of 2002. The increase in loss per share resulted from a combination of increased net loss and decreased weighted average number of shares outstanding.

The Company estimates its break-even revenue point for 2003 at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all of the Company’s sales are conducted in U.S. dollars and its expenses are primarily in Canadian dollars, it should be noted that a strengthening Canadian dollar has the effect of making it more challenging to reach this break-even point.

In order to conform Canadian GAAP to U.S. GAAP, net loss would be increased by $Nil and $6,475 for each of the three months ended March 31, 2003 and 2002, respectively, for consulting expense as compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred. As a result of this adjustment, loss from operations under U.S. GAAP would have been $1,100,013 and $1,262,763 for each of the three months ended March 31, 2003 and 2002, respectively, and net loss under U.S. GAAP would have been $1,657,883 and $1,153,034 for each of the three months ended March 31, 2003 and 2002, respectively, and basic and diluted loss per share under U.S. GAAP would have been $0.04 and $0.03 for each of the three months ended March 31, 2003 and 2002, respectively.

Recent U.S. GAAP Accounting Pronouncements include the following:

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of this statement does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The adoption of this statement does not have a material impact on the Company’s financial statements.

Liquidity and Capital Resources

At March 31, 2003, cash, cash equivalents and short-term investments were $10,089,095 compared to $12,442,039 at December 31, 2002; working capital was $9,330,416 compared to $11,017,628 at December 31, 2002; assets were $11,578,370 compared to $14,312,793 at December 31, 2002; and shareholders’ equity was $9,876,956 compared to $11,534,839 at December 31, 2002.

At March 31, 2003, 75% of cash, cash equivalents and short-term investments were denominated in U.S. dollars compared to 30% as at March 31, 2002. Any increase (decrease) in the relative value of the U.S. dollar to the Canadian dollar would increase (decrease) cash, cash equivalents and short-term investments and would impact the net earnings of the Company. For example, if the relative value of the U.S. dollar to the Canadian dollar had increased (decreased) by an additional 1.0% for the three months ended March 31, 2003, then cash, cash equivalents and short-term investments would have increased (decreased) and net loss would have decreased (increased) by approximately $75,500. The Company does not hedge funds denominated in U.S. dollars.

During the three months ended March 31, 2003, the Company had a net outflow of cash and cash equivalents of $2,226,470 compared to a net inflow of $613,629 for the first quarter of 2002. During the first quarter of 2003, cash and cash equivalents were used in operating activities (outflow of $2,158,023) and used in investing activities for capital assets (outflow of $68,447). During the first quarter of 2002, cash and cash equivalents were used in operating activities (outflow of $1,424,300), used in financing activities for acquisition of treasury stock (outflow of $6,450), and used in investing activities for capital assets (outflow of $20,621).

Effective February 21, 2003, the Company adopted, subject to regulatory and shareholder approvals, a shareholder rights plan. The shareholder rights plan is intended to provide the board of directors of the Company and its shareholders with a reasonable period of time to fully consider any unsolicited take-over bid. It will also provide the board with more time to consider and pursue, if appropriate, other alternatives for the purpose of maximizing shareholder value. While the shareholder rights plan takes effect immediately, it is subject to regulatory approval and ratification by the shareholders of the Company at the annual general meeting to be held on June 19, 2003. If approved by the shareholders, the shareholder rights plan will be in effect for five years with two five-year renewal options subject to shareholder approval.

The Company believes that its existing cash resources are sufficient to fund expected capital requirements and operating losses for the next 12 months. The Company intends to use its existing cash resources to fund research and development of existing and new technologies; to fund new business development programs, including sales and marketing of existing and new products; and for general corporate purposes, including possible future acquisitions and investments. While management anticipates continued growth in revenue from its products and services, there is no assurance that the Company will earn sufficient revenue to maintain future operations and fund the growth of the Company. Consequently, the Company may raise additional funds through financings in the future in order to take advantage of any growth opportunities, which may require a more rapid expansion, or acquisitions of complementary businesses or technologies, the formation of new alliances, the development of new products, and other responses to competitive pressures.  There can be no assurance that additional financing will be available, if at all, on terms favourable to the Company.  If such funds are unavailable or are not available on acceptable terms, the Company may be unable to maintain its future operations, take advantage of opportunities, develop new products, or otherwise respond to competitive pressures.

At March 31, 2003, the aggregate minimum future payments under operating leases for the years ending December 31, 2003 to 2007 are $214,028, $270,579, $203,513, $155,403, and $38,851, respectively.

Summary

The management and strategic focus of the Company is to be the market-leading provider of equipment health monitoring, advanced fault detection and sophisticated data analysis technology by offering our customers “best-of-breed” solutions. ModelWare is a complex software system that has to operate 24 hours a day, 365 days a year, be deployable on a fab-wide scale, provide solutions to the tough manufacturing problems of customers, and do so with an attractive return on investment and low cost of ownership. The Company firmly believes that for it to be a market-leader in the semiconductor industry and compete with other larger companies, it must continue to invest in research and development and market development activities to position the Company for future growth.

The total commitment of the Company to developing and commercializing world-class products is needed to enable the Company to further strengthen its relationships with existing and to win new customers in the semiconductor industry, as well as in other markets where the Company believes significant opportunities exist. This will enable the Company to successfully transition from a research and development-driven company to a market-driven company by using its financial strength for its research and development and market development activities.

(Signed) Robert Heath

Robert Heath

Chairman and Chief Executive Officer

(Signed) Mark Stephens

Mark Stephens

Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

(Unaudited)

	March 31, 2003	December 31, 2002

Assets

Current
Cash and cash equivalents	$ 8,296,592	$ 10,523,062
Short-term investments	1,792,503	1,918,977
Accounts receivable, net
Trade (net of allowance for doubtful accounts:
March 31, 2003 and December 31, 2002 - $Nil)	585,809	1,209,722
Other	39,574	6,511
Prepaid expenses and deposits	136,752	137,310
Inventory	180,600	-
Total current assets	11,031,830	13,795,582
Capital assets, net	546,540	517,211
Total assets	$ 11,578,370	$ 14,312,793

Liabilities

Current
Accounts payable	$ 231,722	$ 187,449
Accrued liabilities	1,270,362	1,717,069
Deferred revenue	199,330	873,436
Total current liabilities	1,701,414	2,777,954

Commitments (Note 5)

Shareholders’ equity

Capital stock (Note 3)
Preferred shares
Authorized: 100,000,000 without par value
Issued and outstanding: March 31, 2003 and December 31, 2002 – Nil
Common shares
Authorized: 100,000,000 without par value
Issued and outstanding: March 31, 2003 and December 31, 2002 – 41,402,675	36,208,578	36,208,578
Deficit	(26,331,622)	(24,673,739)
Total shareholders’ equity	9,876,956	11,534,839
Total liabilities and shareholders’ equity	$ 11,578,370	$ 14,312,793

Approved by the Board of Directors:

(Signed) Robert Heath__________

(Signed) David L. Baird____________

Robert Heath, Director

David L. Baird, Director

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

(Unaudited)

	Three month period ended March 31,
	2003	2002

Revenue
Licenses and products	$ 849,787	$ 1,326,561
Services and maintenance	219,581	43,628
	1,069,368	1,370,189
Cost of revenue	298,478	291,068
Gross margin	770,890	1,079,121

Operating expenses
Research and development	996,156	1,563,335
Selling, general and administrative	874,747	772,054
	1,870,903	2,335,409
Loss from operations	(1,100,013)	(1,256,288)
Interest and other income	35,216	112,499
Foreign exchange loss	(593,086)	(2,770)
Net loss for the period	$ (1,657,883)	$ (1,146,559)

Loss per common share	$ (0.04)	$ (0.03)

Weighted average number of common shares outstanding	41,402,675	41,567,175

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in Canadian Dollars)

	Common Shares		Treasury Stock
	Shares	Amount	Shares	Amount	Deficit	Total

Balance at December 31, 2001	41,567,175	$36,341,337	-	-	(20,342,502)	15,988,835
Issued for cash
Share Incentive Plan, options	25,000	13,750	-	-	-	13,750
Purchase of common shares	-	-	(189,500)	(146,509)	-	(146,509)
Cancellation of common shares	(189,500)	(146,509)	189,500	146,509	-	-
Net loss for the year	-	-	-	-	(4,331,237)	(4,331,237)
Balance at December 31, 2002	41,402,675	36,208,578	-	-	(24,673,739)	11,534,839
Net loss for the period	-	-	-	-	(1,657,883)	(1,657,883)
Balance at March 31, 2003	41,402,675	$36,208,578	-	$ -	$(26,331,622)	$ 9,876,956

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

(Unaudited)

	Three month period ended March 31,
	2003	2002

Operating activities
Net loss for the period	$ (1,657,883)	$ (1,146,559)
Items not affecting cash
Accrued interest on short-term investments	(7,038)	(1,900)
Amortization	39,118	36,616
Foreign exchange loss on short-term investment	133,512	-
Changes in operating assets and liabilities (Note 4)	(665,732)	(312,457)
Net cash used in operating activities	(2,158,023)	(1,424,300)

Financing activity
Acquisition of treasury stock	-	(6,450)
Net cash used in financing activity	-	(6,450)

Investing activities
Proceeds from disposition of short-term investments	-	2,065,000
Acquisition of capital assets	(68,447)	(20,621)
Net cash provided by investing activities	(68,447)	2,044,379
Net cash (outflow) inflow	(2,226,470)	613,629
Cash and cash equivalents, beginning of period	10,523,062	14,736,970
Cash and cash equivalents, end of period	$ 8,296,592	$ 15,350,599

Cash and cash equivalents are comprised of:
Cash	$ 8,243,020	$ 6,842,258
Cash equivalents	53,572	8,508,341
	$ 8,296,592	$ 15,350,599

See accompanying Notes to the Consolidated Financial Statements.

TRIANT TECHNOLOGIES INC.

Notes to the Interim Consolidated Financial Statements

March 31, 2003

(Expressed in Canadian Dollars)

(Unaudited)

________________________________________________________________________________________

1.

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements.  In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position, results of operations and cash flows as at March 31, 2003, and for all periods presented, have been included.

The unaudited consolidated balance sheet, statements of operations and shareholder’s equity and statements of cash flows have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  These interim consolidated financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2002.  These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s annual report for the fiscal year ended December 31, 2002.

2.

INVENTORY

As at March 31, 2003, hardware inventory of finished goods, $48,000, is valued at the lower of cost and estimated net realizable value, and hardware inventory of work-in-progress, $132,600, is valued on a percentage of completion basis based on cost.

Where the Company enters into arrangements which require customization of hardware bundled with software, the Company recognizes revenue upon delivery and acceptance by the customer where the fee is fixed or determinable and collection is reasonably assured.  Where the Company enters into consulting contracts which include the delivery and integration of hardware, revenue is recognized on a percentage of completion basis.

3.

CAPITAL STOCK

The Company discloses stock-based awards to employees and directors.

Had compensation expense for the Company’s stock-based employee compensation plans been determined under the fair value based method of accounting for awards, pro forma net loss would have amounted to $1,801,583 (March 31, 2002 - $1,263,076) and pro forma loss per share would have been $0.04 (March 31, 2002 - $0.03) for the three months ended March 31, 2003.  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the three months ended March 31, 2003:  dividend yield of 0% (March 31, 2002 - 0%), expected volatility of 58% (March 31, 2002 - 95%), risk-free interest rate of 3.75% (March 31, 2002 - 4.6%), and expected lives of 3 years (March 31, 2002 - 3 years).  The weighted average fair value of options granted in the three months ended March 31, 2003 amounted to $0.14 (March 31, 2002 - $0.62).

As at March 31, 2003, there were 4,877,750 options issued and outstanding at exercise prices ranging from $0.325 to $2.15 with remaining contractual lives ranging from 0.3 years to 4.3 years.

As at April 18, 2003, there were 41,402,675 common shares issued and outstanding and 4,877,750 options issued and outstanding at exercise prices ranging from $0.325 to $2.15 with remaining contractual lives ranging from 0.2 to 4.2 years.

4.

CHANGES IN OPERATING ASSETS AND LIABILITIES

The effect on cash flows from changes in operating assets and liabilities is as follows:

	Three months ended March 31,
	2003	2002
Accounts receivable
Trade	$ 623,913	$ (190,764)
Other	(33,063)	1,721
Prepaid expenses and deposits	558	(16,717)
Inventory	(180,600)	-
Accounts payable	44,273	56,511
Accrued liabilities	(446,707)	(214,843)
Deferred revenue	(674,106)	51,635

	$ (665,732)	$ (312,457)

5.

COMMITMENTS

At March 31, 2003, aggregate minimum future payments under operating leases for the years ended December 31 are as follows:

2003	$ 214,028
2004	270,579
2005	203,513
2006	155,403
2007	38,851

6.

SEGMENTED AND OTHER INFORMATION

The Company operates in one segment for developing, marketing and supporting equipment health monitoring, advanced fault detection and sophisticated data analysis technology.  Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

Information related to geographic areas is as follows:

	Three months ended March 31,
	2003	2002
Revenue
Asia	$ 1,051,672	$ 486,939
Europe	222	81,056
United States	17,474	802,194
	$ 1,069,368	$ 1,370,189

The Company attributes revenue among geographical areas based on the location of its customers.  Long-lived assets consist of capital assets, substantially all of which are located in Canada.

7.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of these financial statements, conforms in all material respects with U.S. GAAP except as follows:

Statements of operation

	Three months ended March 31,
	2003	2002

Net (loss) earnings under Canadian GAAP	$ 1,657,883	$ (1,146,559)
Consulting expense (a)	-	(6,475)
Net (loss) earnings under U.S. GAAP	$ 1,657,883	$ (1,153,034)

Basic and diluted (loss) earnings per share
under Canadian GAAP	$ (0.04)	$ (0.03)

Basic and diluted (loss) earnings per share
under U.S. GAAP	$ (0.04)	$ (0.03)

Weighted average number of common shares
outstanding under Canadian and U.S. GAAP	41,402,675	41,567,175

(a)

In accordance with the provisions of SFAS No. 123, Accounting for Stock-based Compensation, the Company applies APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations in accounting for its stock-based awards to employees, and accordingly does not generally recognize compensation expense.  The Company has adopted the disclosure only provisions of SFAS No. 123. Compensation costs related to stock-based awards to non-employees are recognized under U.S. GAAP as an expense in the period incurred.  During the years ended December 31, 2000 and 1998, the Company issued options to individuals other than employees and directors which under SFAS 123 resulted in consulting expense for the three months ended March 31, 2003 of $Nil (2002 - $6,475). Under U.S. GAAP, amendments to the terms of options, which extend the expiration date and/or reduce the exercise price, may also result in stock-based compensation expense.

As of January 1, 2002, the Company adopted the standard in Section 3870, Stock-based Compensation and Other Stock-based Payments, of the Canadian Institute of Chartered Accountants Handbook.

(b)

Under U.S. GAAP, costs incurred in the development of products are expensed as incurred until the product is established as technologically feasible in accordance with SFAS No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.  Under Canadian GAAP, these costs may be capitalized to the extent that they meet specified criteria for recoverability.  For all periods presented, there is no difference relating to the treatment of product development costs under Canadian and U.S. GAAP.

(c)

Under Canadian GAAP, the Company includes in income, gains and losses resulting from the translation of the accounts of its foreign subsidiary.  Under U.S. GAAP, where an entity’s functional currency is a foreign currency, the translation adjustment resulting from the process of translating the entity’s financial statements into the reporting currency is reported separately as a component of equity.  For all periods presented, there is no material difference relating to the translation of the foreign subsidiary’s financial statements under Canadian and U.S. GAAP.

Under Canadian GAAP, the Company includes gains and losses from its foreign currency transactions in the determination of income.  Under U.S. GAAP, a change in exchange rates between the functional currency and the currency in which the transaction is denominated results in a transaction gain or loss that is included in income, unless the transactions are designated as effective hedges against foreign currency investments or commitments.  For all periods presented, there is no difference relating to foreign currency transactions under Canadian and U.S. GAAP.

(d)

Under U.S. GAAP, SFAS No. 109, Accounting for Income Taxes, the Company would calculate its future income taxes using only enacted tax rates.  This differs from Canadian GAAP which uses substantively enacted tax rates.  Since any change in the carrying value of the Company’s future income tax assets would be offset by a 100% valuation allowance, there would be no effect on the Company’s financial position or results of operations.

(e)

Under U.S. GAAP, SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company would have classified its short-term securities as held-to- maturity.  Investments classified as held-to-maturity securities are stated at amortized cost with corresponding premiums or discounts amortized against interest income over the life of the investment.  For all periods presented, there is no effect on the Company’s financial position or results of operations.

(f)

Recent accounting pronouncements

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”).  FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee and elaborates on existing disclosure requirements related to guarantees and warranties.  The initial recognition requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure.  SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.  The adoption of this Statement does not have a material impact on the Company’s financial statements.

CORPORATE DIRECTORY

OTHER INFORMATION

_______________________________________________________________________________________________

_______________________________________________________________________________________________

BOARD OF DIRECTORS

All dollar amounts in this Interim Report are in

Canadian dollars and in accordance with Canadian

Robert Heath

generally accepted accounting principles unless

Chairman and Chief Executive Officer

stated otherwise.

Paul O’Sullivan

This Interim Report contains forward-looking

President and Chief Operating Officer

statements that are subject to various risks and

uncertainties.  The Company’s actual results could

David Baird (1)(2)

differ materially from those anticipated in such

forward-looking statements as a result of numerous

Brian Harrison (1)(2)

factors that may be beyond the Company’s control.

Forward-looking statements are based on the expectations

Frank Judge (2)(3)

and opinions of the Company’s management on the

date the statements are made.

Brain Piccioni (1)(2)

TRADEMARKS

(1)

Member of Audit Committee

(2)

Member of Corporate Governance Committee

Triant and ModelWare are registered trademarks of

(3)

Lead Director

Triant Technologies Inc.

OFFICERS

Robert Heath

Chairman and Chief Executive Officer

Paul O’Sullivan

President and Chief Operating Officer

Mark Stephens

Chief Financial Officer and Corporate Secretary

Francis St-Pierre

Vice President, Worldwide Sales & Marketing

AUDITORS

Deloitte & Touche LLP

Vancouver, Canada

BANKERS

Bank of Montreal

Vancouver, Canada

SOLICITORS

Koffman Kalef

Vancouver, Canada

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

Vancouver, Canada

REGISTERED AND RECORDS OFFICE

19th Floor, 885 West Georgia Street

Vancouver, British Columbia, Canada V6C 3H4

SHARE LISTINGS

Toronto Stock Exchange (TSX), Symbol: TNT

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